SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2019

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR'S CO2 EMISSIONS FOR JUNE AT JUST 66G PER PASSENGER/KM

   RYANAIR TO PAY OVER €630M IN ENVIRONMENTAL TAXES IN 2019 (+17%)

    Ryanair today (4 July) released its June CO2 emissions statistics, which show an ave. of 66g CO2 per passenger/km.

June 2019
Total Kilometres	17,789m km
Total Passengers	14.2m
Total CO2 Emissions	1,167 kt
CO2 Per Pax/km	66g

Ryanair is also publishing details of the environmental taxes it will pay in 2019 in order to dispel the myth that aviation does not pay environmental taxes. Over €540m in environmental taxes were paid in 2018 (FY19) and Ryanair expects this to rise to €630m in 2019 (FY20). This is €4.12 per passenger or 11% of Ryanair's average ticket price.

Environmental Taxes (€M)	2018	2019 (Est.)
UK APD Tax	330	383
German APD Tax	88	85
Scandinavia APD Tax	5	5
Austrian APD Tax	5	6
BCN Tax	1	1
EU-ETS Payments	115	150
Total	544	630
Cost per Pax (% of ticket)	€3.82 (10%)	€4.12 (11%)

Ryanair's Kenny Jacobs said:

"Ryanair is Europe's greenest/cleanest major airline with the youngest fleet and highest load factors. Our CO2 per passenger/km for June 2019 is 66g, almost half the rate of other flag carrier European airlines. We are also publishing our environmental taxes to dispel the myth that airlines pay no environmental taxes. Ryanair paid over €540m in environment taxes in 2018 and will pay over €630m in 2019 (up 17%). This equates to €4.12 per passenger, which is 11% of Ryanair's average air fare.

As part of Ryanair's environmental commitment, we are investing over US$20 billion in a fleet of 210 new Boeing 737 "gamechanger" aircraft, which will carry 4% more passengers but reduce fuel burn by 16% and cut noise emissions by 40%."

ENDS
For further information
please contact:                             Alejandra Ruiz                                   Piaras Kelly
                                                                 Ryanair DAC                                      Edelman Ireland
                    Tel: +353-1-9451799                         Tel: +353-1-6789333
                                                                press@ryanair.com                             ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 July, 2019

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary